

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

Via E-mail
Hugh Baker
Chief Financial Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re: Scorpio Bulkers Inc.**
> **Registration Statement on Form F-1**
> **Filed August 7, 2014**
> **File No. 333-197949**

Dear Mr. Baker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the principal amount of debt being offered and any other information that may not be omitted pursuant to Rule 430A of the Securities Act in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Use of Proceeds, page 47

2. Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. For example, we note your disclosure that you anticipate using the net proceeds for "general corporate purposes, including vessel acquisitions." Please provide additional detail about what you expect general corporate purposes to include or explain why you cannot do so. Please also disclose whether you have identified any

potential acquisitions.

Exhibit 5.1

3. We note that the legality opinion is limited to the laws of the State of New York yet the registrant is organized in the Marshall Islands. Counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please either revise the legality opinion to state that it also covers the laws of the Marshall Islands or provide a separate opinion from Marshall Islands counsel with respect to the due authorization and corporate authority of the registrant.

Exhibit 8.1

4. Please have counsel revise the first paragraph on page 2 of the opinion to clearly state that the disclosure under the headings "Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow," "Risk Factors – United States tax authorities could treat us as a 'passive foreign investment company,' which could have adverse United States federal income tax consequences to United States holders," "Tax Considerations" and "Marshall Islands Tax Considerations" is the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Lawrence Rutkowski, Esq.